Experfy, Inc.



ANNUAL REPORT

1700 West Park Drive Suite 190

Westborough, MA 01581

(617) 642-5833

http://www.experfy.com

This Annual Report is dated November 20, 2024.

BUSINESS

Company Overview

Experfy, launched in Harvard Innovation Lab in 2014, has evolved from one of the largest data science talent marketplaces into a pioneering SaaS platform. Specializing in AI-driven talent acquisition, Experfy connects top-tier talent in emerging technologies with major clients such as Deloitte, the U.S. Department of Defense, and Mayo Clinic.

Business Model

Experfy generates revenue through its SaaS platform, offering advanced AI-powered solutions for talent acquisition and management. The platform includes features such as Talent Stream for candidate relationship management, Talent Recruit for applicant tracking, and Career Studio for companies to create customized versions of Experfy. Experfy's TalentClouds allow clients to build and manage their own talent pools, streamlining the recruitment process and significantly reducing time-to-hire.

Intellectual Property

Experfy leverages proprietary AI algorithms and a robust data infrastructure to power its TalentClouds and recruitment solutions. The platform's unique AI-driven capabilities for sourcing and matching candidates, along with comprehensive analytics and workflow automation, constitute its core intellectual property. These innovations are continually enhanced to maintain a competitive edge in the rapidly evolving field of AI-driven talent acquisition.

Corporate Structure

Experfy, Inc. was initially organized as Academic Room, Inc., a Delaware corporation on 4/20/2010 and underwent a name change on 12/23/2013.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022